Exhibit 99.2

15 May 2015

INFORMATION REQUIRED UNDER LISTING RULE 3.10.5A

Further to the Appendix 3B lodged today for the issue of 95,143,450 fully paid ordinary shares, the Company provides the following information required under ASX Listing Rule 3.10.5A

The dilutive effective of the Placements on existing shareholders is as follows:

Placement issue under Listing Rule 7.1A (shares)	6.41%
Placement issue under Listing Rule 7.1 (shares)	0
Total dilution as a result of the placement	6.41%

Details of the approximate percentage of the issued capital following completion of the Placement held by Pre-Placement shareholders and new shareholders are as follows. Please note this information relates specifically in relation to the portion of shares issued under listing rule 7.1A (95,143,450 shares)

Pre-Placement shareholders who did not participate in the Placements	90.46%
Pre-Placement shareholders who did participate in the Placement	4.68%
Participants in the Placement who were not previously shareholders	4.86%

The Company issued the shares as a placement under listing rule 7.1A as it was of the view that this was the most efficient mechanism for raising funds at the time.

There was no underwriter to the Placement. The Company did not pay commission on funds raised pursuant to listing rule 7.1A.

Yours sincerely

Deanne Miller

General Counsel and Company Secretary

Prima BioMed Ltd

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889